Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218

FALCONBRIDGE LIMITED

memorandum

July 4, 2006

Message to Employees

Inco and Falconbridge announced earlier today that the European Commission has provided the final regulatory clearance needed for the proposed combination of Inco and Falconbridge.

This is a very important announcement, as it means all the required regulatory approvals have been granted. The next step is for Falconbridge shareholders to make their choice to tender their shares to Inco's offer, or not to tender. The deadline for the Inco offer is July 13. Our Board has endorsed the offer from Inco, and has recommended that Falconbridge shareholders tender their shares.

Late last week, you may have seen news items relating to two separate matters: a hearing before the Ontario Securities Commission (OSC), and a legal application relating to our Annual General Meeting. Let me explain what happened:

  1)
  Ontario Securities Commission:    Xstrata had requested that the OSC terminate our shareholders rights plan. Our plan was designed to ensure any acquisition of the company occurs through a transaction where an offer is made for all outstanding shares of Falconbridge. The OSC ruled last Friday that our shareholders rights plan will remain in place until July 28, or until Xstrata obtains a majority of all outstanding Falconbridge shares. We are pleased with this result, as it allows the auction process to continue for our company, and creates a level playing field for parties wishing to make an offer for all outstanding Falconbridge shares.

  2)
  Legal Application:    Xstrata also filed an Application before the Ontario Superior Court, demanding that Falconbridge be forced to call an early Annual General Meeting of Shareholders on the basis of alleged violations of the Ontario Business Corporations Act (OBCA) by Falconbridge. In its ruling, the Superior Court confirmed that Falconbridge had acted in accordance with the OBCA. As a result, the court upheld Falconbridge's decision to hold its Annual General Meeting no later than October 9, 2006.

This is a lot of legal language that essentially means the following:

  •
  First, we have all the clearances needed for the Inco-Falconbridge proposed combination. It's now up to Falconbridge shareholders.

  •
  Second, the OSC and the Superior Court have delivered rulings that we believe are in the best interests of our shareholders, and that ensure a level playing field for the sale of Falconbridge.

Thank you for your continued patience. We will keep you up-to-date as the process continues.

Derek Pannell

What does this mean in relation to the Phelps Dodge offer?

The Inco-Falconbridge combination is simply the first step in a two-step transaction with Phelps Dodge. Following the successful completion of the Inco-Falconbridge combination, we will be part of the new Inco. Then we will be able to focus on the second part of the transaction, which is the merger of the new Inco and Phelps Dodge.

Will Xstrata make a new offer for Falconbridge?

We can't predict what Xstrata may do. Our Board has endorsed the Inco offer and we are working towards its completion. However, our Board has an obligation to review any bid that emerges for Falconbridge, to assess it on its merits, and to make a recommendation to shareholders.

What happens next?

The Inco offer expires on July 13. Shareholders will decide to tender their shares to the offer, or not tender their shares. We should know the results very shortly after the deadline and will inform employees immediately of the result.

Forward-Looking Information

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning Inco's offer to acquire all of the common shares of Falconbridge and the anticipated timing for completion of such offer and ancillary transactions upon the requisite regulatory approvals having been obtained. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and an amendment thereto with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.